UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Erickson Air-Crane Incorporated
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
29482P100
(CUSIP Number)
Louis Crasto c/o Centre Lane Partners 60 East 42nd Street Suite 1400 New York, NY 10165

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Andrew J. Terry, Esq. Ropes & Gray LLP 111 South Wacker Drive Chicago, IL 60606-4309 (312) 845-1200
April 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29482P100

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. ZM EAC LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0878964
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,850,125
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	3,850,125
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		40.1%*
14.	TYPE OF REPORTING PERSON OO

* Based on 9,602,970 shares of Common Stock outstanding as of the closing of the Issuer’s initial public offering of common stock on April 16, 2012, as reported in the final prospectus filed by the Issuer pursuant to Rule 424(b)(4) on April 10, 2012, and after giving effect to the reclassification of the Issuer’s Series A Redeemable Preferred Stock and Class A Common Stock described therein.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8811568
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,401,991
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,401,991
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		14.6%*
14.	TYPE OF REPORTING PERSON PN

* Based on 9,602,970 shares of Common Stock outstanding as of the closing of the Issuer’s initial public offering of common stock on April 16, 2012, as reported in the final prospectus filed by the Issuer pursuant to Rule 424(b)(4) on April 10, 2012, and after giving effect to the reclassification of the Issuer’s Series A Redeemable Preferred Stock and Class A Common Stock described therein.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 80-0208977
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	600,854
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	600,854
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,854
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.3%*
14.	TYPE OF REPORTING PERSON PN

* Based on 9,602,970 shares of Common Stock outstanding as of the closing of the Issuer’s initial public offering of common stock on April 16, 2012, as reported in the final prospectus filed by the Issuer pursuant to Rule 424(b)(4) on April 10, 2012, and after giving effect to the reclassification of the Issuer’s Series A Redeemable Preferred Stock and Class A Common Stock described therein.

CUSIP No. 29482P100

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of Erickson Air-Crane Incorporated, a Delaware corporation (the “Issuer”), which has its principal executive offices at 5550 SW Macadam Avenue, Suite 200, Portland, Oregon 97239.

Item 2.	Identity and Background

This statement is filed on behalf of (1) ZM EAC LLC, a Delaware limited liability company; (2) ZM Private Equity Fund I, L.P., a Delaware limited partnership (“ZM PE Fund I”); and (3) ZM Private Equity Fund II, L.P., a Delaware limited partnership (“ZM PE Fund II”).  Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ZM PE Fund I and ZM PE Fund II are limited partnerships, the general partners of which are ZM Private Equity Fund I GP, LLC and ZM Private Equity Fund II GP, LLC, respectively.  The managing member of ZM Private Equity Fund I GP, LLC and ZM Private Equity Fund II GP, LLC is Q&U Investments LLC.  Quinn Morgan, who serves on the Board of Directors of the Issuer, is the managing member of Q&U Investments LLC and the manager of ZM EAC LLC.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Centre Lane Partners, 60 East 42nd Street, Suite 1400, New York, NY 10165.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with cash on hand from contributions from partners or members, as applicable, for the purpose of investing.

Item 4.	Purpose of Transaction

The Issuer completed its initial public offering of Common Stock (the “IPO”) on April 16, 2012.  Prior to the IPO, the Reporting Persons collectively owned all of the Issuer’s Common Stock, acquired in private transactions in 2007 and 2010.  ZM PE Fund I and ZM PE Fund II purchased additional shares of our Common Stock in the IPO at the initial public offering price, in the amount of 735,000 shares and 315,000 shares, respectively.  The following table reflects the Common Stock owned by the Reporting Persons and their respective ownership percentages of the total outstanding number of shares of Common Stock, in each case both before and after the IPO:

	Ownership Before IPO		Ownership After IPO
	Shares	Percentage	Shares	Percentage
ZM EAC LLC	3,850,125	80.1%	3,850,125	40.1%
ZM Private Equity Fund I, L.P.	666,991	13.9%	1,401,991	14.6%
ZM Private Equity Fund II, L.P.	285,854	6.0%	600,854	6.3%

CUSIP No. 29482P100

The Reporting Persons acquired the shares of Common Stock reflected in the above table, and currently hold such Common Stock, for investment purposes.  The Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning going forward, and will exercise fully their rights as shareholders. Currently, Quinn Morgan and Kenneth Lau, who are officers of or otherwise associated with certain of the Reporting Persons, are members of the Board of Directors of the Issuer.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)
ZM PE Fund I purchased 735,000 shares of Common Stock in the IPO at the initial public offering price.  ZM PE Fund II purchased 315,000 shares of Common Stock in the IPO at the initial public offering price.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2, 3, and 4 above of this Schedule 13D is hereby incorporated by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date of this filing, a copy of which is filed herewith as Exhibit A.

Certificate of Incorporation

The Issuer’s second amended and restated certificate of incorporation (the “Certificate of Incorporation”) provides for its Board of Directors to be divided into three classes with staggered three-year terms.  Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Issuer’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of the Issuer’s directors.  The Reporting Persons currently collectively own a majority of the Issuer’s Common Stock.

The Certificate of Incorporation also provides that, from and after the date on which the Reporting Persons (or their affiliates) cease to own, in the aggregate, at least 30% of the outstanding shares of the Issuer’s Common Stock (the “Trigger Date”), all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. In addition, the Certificate of Incorporation provides that only the Board of Directors or the chairman of the Board of Directors may call a special meeting of stockholders.  Prior to the Trigger Date, the Reporting Persons, as controlling stockholders, also have the right to call a special meeting of stockholders.

CUSIP No. 29482P100

A copy of the Certificate of Incorporation is filed herewith as Exhibit B.

Registration Rights Agreement

The Reporting Persons are party to an amended and restated  registration rights agreement (the “Registration Rights Agreement”), dated April 21, 2010, among the Issuer, the Reporting Persons and certain other shareholders with respect to the Common Stock held by them.  The terms of the Registration Rights Agreement include provisions for demand registration rights and piggyback registration rights, summarized below. The demand and piggyback registration rights terminate when the stockholders party to the agreement are first able to sell all of their shares under Rule 144 under the Securities Act within a three-month period.

Demand Registration Rights.    Subject to the terms of the Registration Rights Agreement, ZM EAC LLC has the right to require that the Issuer register its shares under the Securities Act for sale to the public. If ZM EAC LLC exercises its demand registration right, ZM PE Fund I and ZM PE Fund II will have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. The Issuer must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights.    The Registration Rights Agreement provides that the Reporting Persons have the right to include their shares in any registration that the Issuer effects under the Securities Act, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. The Issuer must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

A copy of the Registration Rights Agreement is filed herewith as Exhibit C.

 Subordinated Notes

On June 30, 2010, in connection with a refinancing of the Issuer’s the outstanding indebtedness, the Issuer issued $8.5 million of unsecured subordinated promissory notes, maturing on June 30, 2015, to ZM PE Fund II and 10th Lane Finance Co, LLC (an affiliate fund also managed by Quinn Morgan).  On June 30, 2011, in connection with certain amendments to the Issuer’s credit agreement, the Issuer borrowed an additional $11.0 million through the issuance of unsecured subordinated promissory notes, maturing on June 30, 2016, to ZM PE Fund I and ZM PE Fund II.  Such subordinated promissory notes are collectively referred to herein as the “Subordinated Notes”

 Interest on the Subordinated Notes is payable quarterly in arrears and is payable in kind by increasing the principal amount of the note. No periodic payment of principal or interest in cash is required. The Issuer has the right to prepay all or any portion of the notes at any time prior to maturity without any prepayment premium or penalty. However, under the terms of its credit agreement, the Issuer is prevented from paying down principal on these notes unless such payments are made with proceeds of an equity offering in which it receives minimum net cash proceeds of $60.0 million. Concurrently with the closing of the IPO, the Subordinated Notes were amended to decrease the interest rate on such notes from 20.0% per annum to 10.0% per annum.

Copies of the Subordinated Notes and a form of the amendment thereto are filed herewith as Exhibit D.

Item 7.	Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement (annexed)
Exhibit B	Second Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated (incorporated herein by reference to Exhibit 3.1 to Form S-1 of the Issuer filed May 12, 2010, as amended).

CUSIP No. 29482P100

Exhibit C
Amended and Restated Registration Rights Agreement by and between Erickson Air-Crane Incorporated and other parties, dated April 21, 2010 (incorporated herein by reference to Exhibit 4.1 to Form S-1 of the Issuer filed May 12, 2010, as amended).

Exhibit D
Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2010 (incorporated herein by reference to Exhibit 10.18 to Form S-1 of the Issuer filed May 12, 2010, as amended).;

Promissory Note issued by Erickson Air-Crane, Incorporated to 10th Lane Finance Co., LLC, dated June 30, 2010  (incorporated herein by reference to Exhibit 10.18 to Form S-1 of the Issuer filed May 12, 2010, as amended);

Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011 (incorporated herein by reference to Exhibit 10.23 to Form S-1 of the Issuer filed May 12, 2010, as amended);

Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011 (incorporated herein by reference to Exhibit 10.24 to Form S-1 of the Issuer filed May 12, 2010, as amended);

Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011 (incorporated herein by reference to Exhibit 10.25 to Form S-1 of the Issuer filed May 12, 2010, as amended);

Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011 (incorporated herein by reference to Exhibit 10.26 to Form S-1 of the Issuer filed May 12, 2010, as amended); and

Form of Amendment to Promissory Note issued by Erickson Air-Crane Incorporated (incorporated herein by reference to Exhibit 10.27 to Form S-1 of the Issuer filed May 12, 2010, as amended).

CUSIP No. 29482P100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  April 25, 2012

ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member

CUSIP No. 29482P100

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 25, 2012
ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member